SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                        SEC File Number: 0-15017

                           NOTIFICATION OF LATE FILING

     (Check One):  [x] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q



[ ]   Form N-SAR
         For Period Ended:       May 31, 1997
[ ]   Transition Report on Form 10-K             Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F             Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K
         For the Transition Period Ended: --------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:      Barry's Jewelers, Inc.
Former name if applicable

Address of principal executive office (Street and number): 111 West Lemon Avenue

City, state and zip code:  Monrovia, California 91016


                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.): On May 11, 1997, the registrant filed a voluntary petition under Chapter 11 of Title 11 of the United States Code (Case No. CA 97-27988-VZ), as previously reported on Form 8-K dated May 19, 1997. The registrant's management has been required to devote a substantial amount of its time to the early phases of its Chapter 11 case. As a result, the registrant has not yet finalized the accounting for its fiscal year end results.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

            E. Peter Healey             (818)                      303-4741
           ------------------      ---------------           -------------------
                  (Name)             (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                                                [x] Yes  [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [x] Yes  [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. It is currently anticipated that the registrant will report net losses for the three months and the fiscal year ended May 31, 1997, respectively, in excess of the net losses of $4.5 million and $2.9 million for the three months and fiscal year ended May 31, 1996, respectively. Until the registrant finalizes the accounting, results for the three months and fiscal year ended May 31, 1997, it cannot make a reasonable estimate of the results of operations for the three months or fiscal year ended May 31, 1997, respectively.


                             Barry's Jewelers, Inc.


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     September 2, 1997              By   /s/ Daniel L. Felsenthal
                                             ----------------------------------
                                                 Daniel L. Felsenthal
                                                 Vice President - Finance



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